UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

____________________

Jumia Technologies AG

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

48138M105**

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

____________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48138M105 13G

1.	Names of Reporting Persons Millicom International Cellular S.A.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Grand Duchy of Luxembourg
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 9,638,792 Ordinary Shares
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 9,638,792 Ordinary Shares
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,638,792 Ordinary Shares
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 6.1%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 48138M105 13G

Item 1(a).	Name of Issuer:

Jumia Technologies AG

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

Charlottenstraße 4

10969 Berlin

Germany

Item 2(a).	Name of Person Filing:

Millicom International Cellular S.A.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The registered office of Millicom International Cellular S.A is located at 2, Rue du Fort Bourbon, L-1249 Luxembourg, Grand Duchy of Luxembourg.

Item 2(c).	Citizenship:

See the response to Item 4 on the attached cover page.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, no par value, which may be represented by American Depositary Shares

Item 2(e).	CUSIP Number:

48138M105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

a.	☐ Broker or dealer registered under Section 15 of the Act.

b.	☐ Bank as defined in Section 3(a)(6) of the Act.

c.	☐ Insurance company as defined in Section 3(a)(19) of the Act.

d.	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

e.	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

f.	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

g.	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

h.	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

i.	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

j.	☐ A non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

k.	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

Please see Items 5 - 9 and 11 on the cover sheet.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2020

/s/ Salvador Escalon
Name: Salvador Escalon
Title: Executive Vice President, General Counsel